Exhibit 5.1

[LETTERHEAD OF O’MELVENY & MYERS LLP]

November 5, 2007

Exar Corporation

48720 Kato Road

Fremont, CA 94538

Re: Registration of Securities of Exar Corporation

Ladies and Gentleman:

At your request, we have examined the Registration Statement (“Registration Statement”) on Form S-3 of Exar Corporation, a Delaware corporation (the “Company”), in connection with the registration under the Securities Act of 1933 of 7,591,605 shares of common stock, $0.0001 par value per share, of the Company (the “Securities”).

We are of the opinion that the Securities have been duly authorized by all necessary corporate action on the part of the Company, and are validly issued, fully paid and non-assessable.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to this firm under the heading “Legal Matters” in the prospectus constituting part of the Registration Statement.

Respectfully submitted,

/s/ O’MELVENY & MYERS LLP